June 20, 2016
VIA EDGAR

Terence O’Brien
Branch Chief
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-7010

Re:	Fortress Transportation and Infrastructure Investors LLC
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 10, 2016
File No. 1-37386

Dear Mr. O’Brien,

On behalf of Fortress Transportation and Infrastructure Investors LLC (the “Company” or “FTAI”), the undersigned submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated June 6, 2016 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed on March 10, 2016 (the “2015 10-K”). To facilitate your review, the undersigned has reproduced the text of the Staff’s comments in italics below, and the headings and comment numbers in this letter correspond to the headings and comment numbers in the Comment Letter.  In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the 2015 10-K.

Form 10-K for Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Results of Operations, page 41

Adjusted EBITDA (Non-GAAP), page 41

1.	Please tell us, and expand the disclosure of “Adjusted EBITDA,” to address the appropriateness of adding principal payments on finance leases in the calculation of this measure. In this regard, we note your disclosure that this measure is useful for evaluating your operating performance.

You should specifically address why management believes this measure provides useful information to investors regarding your results of operations. Refer to Item 10(e)(i)(C) of Regulation S-K for guidance.

Response

EBITDA is a widely used metric by investors and analysts in comparing the financial performance of companies without regard to debt structure, depreciation policy and tax rates.  Adjusted EBITDA is used by the Company’s management and our investors to identify trends in our consolidated operating performance, exclusive of income and expenses that relate to the financing, income taxes and capitalization of the business. Our operating performance is evaluated on a consistent basis as Adjusted EBITDA removes the impact of our capital structure (primarily interest charges on our outstanding debt) and asset base (primarily depreciation and amortization) from our operating results. This measure allows management to identify discretionary expenses and make decisions designed to help us meet our current financial goals and optimize our financial performance. Accordingly, we believe this metric measures our financial performance and helps management and shareholders identify operational factors that management can impact in the short-term, namely the cost structure and expenses of the Company.

Mr. Terence O’Brien
U.S. Securities and Exchange Commission
June 20, 2016

We believe Adjusted EBITDA represents a performance measure because it provides a measure of the operations of our revenue generating assets. We believe that the principal payments on finance leases are directly analogous to depreciation on operating leases in their impact on the revenue earning assets and therefore the add back of these principal payments allows for the measurement of the total return of all revenue generating assets. We believe this presentation provides useful information to investors as it provides a measure of economic return of our revenue generating leased assets on a consistent basis. Further, we believe this measure is appropriately classified as a performance metric as we utilize this metric to internally assess business development opportunities.

During the three months ended March 31, 2016, we completed the sale of approximately 42,000 shipping containers that were subject to direct finance leases. As of March 31, 2016 our net finance leases decreased to approximately $10.0 million compared to approximately $85.5 million as of December 31, 2015.

We respectfully acknowledge the Staff’s comment and will include in future filings disclosure substantially similar to the disclosure set forth below (see blackline text and underlined text for proposed changes to page 41):

In addition, we view Adjusted EBITDA as a secondary measurement to Adjusted Net Income, which we believe serves as a useful supplement to investors, analysts and management to measure ~~operating~~ economic performance of deployed revenue generating assets ~~and to compare the Company’s operating results to the operating results of our peers and~~ between periods on a consistent basis, and which we believe measures our financial performance and helps identify operational factors that management can impact in the short-term, namely our cost structure and expenses. Adjusted EBITDA may not be comparable to similarly titled measures of other companies because other entities may not calculate Adjusted EBITDA in the same manner.

Adjusted EBITDA is defined as net income attributable to shareholders, adjusted (a) to exclude the impact of provision for income taxes, equity-based compensation expense, acquisition and transaction expenses, losses on the modification or extinguishment of debt and capital lease obligations, changes in fair value of non-hedge derivative instruments, asset impairment charges, incentive allocations, depreciation and amortization expense, and interest expense, (b) to include and align the impact of principal collections on direct finance leases to the activity of our operating lease assets, which we believe is similar to depreciation on operating leases (collectively, “Adjusted EBITDA”) and our pro-rata share of Adjusted EBITDA from unconsolidated entities, and (c) to exclude the impact of equity in earnings of unconsolidated entities and the non-controlling share of Adjusted EBITDA.

Comparison of the year ended December 31, 2015 to the year ended December 31, 2014, page 42

Segment Results, page 45

2.	We have the following comments regarding your discussion of segment results:

•	Please expand your disclosure of expenses in the Offshore Energy Segment to quantify the amounts associated with depreciation and amortization and interest expense.

•	Please expand your disclosure of expenses in the Jefferson Terminal Segment to quantify all material components of operating expenses totaling $20,059 for the period.

Mr. Terence O’Brien
U.S. Securities and Exchange Commission
June 20, 2016

•
Please expand your disclosure of revenue and expenses in the Railroad Segment to quantify the increase in revenue attributed to ancillary rail fees, new customers, and increased rates and the material components of operating expenses totaling $27,819.

•	Please expand your disclosure of corporate expenses to quantify all material components of general and administrative expenses totaling $5,561.

Response

We respectfully acknowledge the Staff’s comment and will include in future filings disclosure substantially similar to the disclosure set forth below (see blacklined and underlined text for proposed changes):

Offshore Energy Segment (page 50)

Expenses

Total expenses in the Offshore Energy segment increased by $9,308 in the year ended December 31, 2015 as compared to the year ended December 31, 2014 primarily from the offshore construction support vessel placed into service in September 2014. Total expenses for the offshore construction support vessel ~~which~~ included term loan financing, ~~increased~~ depreciation and amortization expense, interest expense and operating expenses.

During the year ended December 31, 2015, there was $4,468 and $1,499 of depreciation expense related to the construction support vessel and ROV support vessel, respectively. During the year ended December 31, 2014, there was $1,302 and $1,499 of depreciation expense related to the construction support vessel and ROV support vessel, respectively.

During the year ended December 31, 2015, there was $3,674 and $120 of interest expense primarily related to financing for the construction support vessel and ROV support vessel, respectively. During the year ended December 31, 2014, there was $1,110 and $138 of interest expense related to financing for the construction support vessel and ROV support vessel, respectively.

The increase in operating expenses was primarily the result of increased (i) repairs and maintenance expenses of $1,448 related to the offshore construction support vessel, (ii) crew costs of $615, (iii) management fees of $395 for a technical manager for the offshore construction support vessel beginning in June 2015, (iv) the full year insurance expense of $389 related to the offshore construction support vessel, and (v) other operating expenses of $749 in the year ended December 31, 2015 as compared to the year ended December 31, 2014.

Mr. Terence O’Brien
U.S. Securities and Exchange Commission
June 20, 2016

Jefferson Terminal Segment (page 55)

Expenses

Total expenses in the Jefferson Terminal segment increased by $40,693 in the year ended December 31, 2015 as compared to the year ended December 31, 2014. The acquisition of the Jefferson Terminal was finalized on August 27, 2014.  Accordingly, total expenses ~~primarily~~ increased primarily due to a full year impact in 2015 as compared to four months in 2014.  The increase consists of higher (i) operating expenses of $24,059, ~~a full year impact in 2015 as compared to 4 months in 2014, incurred in connection with terminal operations,~~ primarily including $6,622 of terminal facility expenses, $5,245 of compensation and benefit expenses, $2,295 of equity-based compensation expense, $1,589 of equipment lease expenses, $1,566 of professional fee expenses including consulting and legal services, $1,255 of maintenance expenses, $1,402 of port usage fees and $1,113 of insurance expenses, (ii) amortization expense related to acquired customer relationships of $2,358, (iii) depreciation expense of $8,776 related to tank railcars and property, plant and equipment placed into service in 2015 and (iv) interest expense of $10,994 related to term debt used to finance the purchase of Jefferson Terminal, as well as amounts outstanding on previously issued municipal bonds, in the year ended December 31, 2015 as compared to the year ended December 31, 2014. These increases were offset by $5,494 of acquisition and transaction expenses costs in the year ended 2014 related to the closing of the Jefferson Terminal acquisition that did not recur in 2015.

Railroad Segment (page 57)

Revenues

Total Railroad segment revenues increased by $15,581 in the year ended December 31, 2015 as compared to the year ended December 31, 2014. The acquisition of CMQR was finalized by June 30, 2014.  Accordingly, total Railroad Segment revenues increased primarily due to a full year impact in 2015 as compared to six months in 2014. The 2015 increase consists of higher (i) freight transportation revenue of $12,722, (ii) switching and other rail service revenue of $2,354 and (iii) other miscellaneous rail revenue of $505. ~~and therefore impacts the comparability of the year ended December 31, 2015 to the same period in 2014. Revenues increased in 2015 due to a combination of increase ancillary rail fees, new customers, and increased rates throughout 2015.~~

Total expenses in the Railroad segment increased $8,366 in the year ended December 31, 2015 as compared to the year ended December 31, 2014, which was primarily due to a full year ~~of operations being recognized in 2015~~  impact in 2015 as compared to six months in 2014. The 2015 increase consists of higher ~~Expenses were comprised of~~ (i) operating expenses of $12,715 ~~$27,819 incurred in connection with railroad operations~~, primarily including $5,200 of compensation and benefit expenses, $4,559 of rail facility and fuel expenses, $1,079 of equity-based compensation expense and $741 of equipment lease expenses, (ii) depreciation and amortization expense of ~~$1,848~~ $906 related to property, plant, and equipment and (iii) ~~amortization expense of $47 related to acquired customer relationships, and (iv)~~ interest expense of ~~$578~~ $391 related to borrowings under the CMQR Credit Agreement used to finance construction and improvements to the railroad, in the year ended December 31, 2015.  These increases were offset by $5,646 of acquisition and transaction expenses incurred in 2014 related to the closing of the CMQR acquisition.

Mr. Terence O’Brien
U.S. Securities and Exchange Commission
June 20, 2016

Corporate Segment (page 58)

Expenses

In Corporate, total expenses increased by $20,444 in the year ended December 31, 2015 as compared to the year ended December 31, 2014. ~~This was mainly due to higher~~ The increase primarily consists of higher (i) management fees of $9,555 attributable to an increase in the weighted average capital contributed prior to the IPO as well as capital raised during the Company’s IPO, (ii) general and administrative expenses of $5,561, ~~which include~~ including $4,119 of reimbursements to our manager (Note 14), $556 of professional fees primarily for audit, tax and legal services and $443 of insurance expenses and (iii) acquisition and transaction expenses for additional investment activities of $5,373 in the year ended December 31, 2015 as compared to the year ended December 31, 2014.

Liquidity and Capital Resources, page 76

3.	We note your disclosure that you are currently evaluating over $2 billion of potential Infrastructure and Equipment Leasing transactions which could occur within the next 12 months. However, as of the date of your filing, none of the pipeline transactions referenced in your filing or negotiations are definitive or included within your planned liquidity needs. Please expand your disclosure to include your estimate of expenditures of infrastructure and equipment leasing transaction, as well as other capital expenditures, for the following fiscal period. See Section 501.02 of the Financial Reporting Codification.

Response

We respectfully inform the Staff that the potential deals in the pipeline as of December 31, 2015 were not definitive in nature and were subject to significant further due diligence and development of commercial activities.   Additionally, capital expenditure requirements are highly dependent on the commercial activities negotiated concurrently with the business combinations or asset acquisitions.  Therefore, we do not believe such potential new investments and any related additional capital expenditures represent commitments or events reasonably likely to occur that would require disclosure or expanded discussion.  Further, we believe it would be misleading to shareholders and investors to disclose forward looking statements regarding transaction prices along with estimated timing and/or estimated capital expenditures of non-definitive commercial discussions that are subject to, among other things, due diligence, further negotiations and entry into definitive documentation, and our ability to consummate any of these potential opportunities is subject to a number of additional factors and conditions.  In an effort to provide more balanced disclosures, we plan to amend future filings with the proposed disclosure detailed below (see blackline text and underlined text for proposed changes on page 77):

The Company is currently evaluating ~~over $2 billion of~~ several potential Infrastructure and Equipment Leasing transactions which could occur within the next 12 months. However, as of the date of this filing, none of the above referenced pipeline transactions or negotiations are definitive or included within the planned liquidity needs of the Company.  We cannot assure you if or when any such transaction will be consummated or the terms of any such transaction.

Mr. Terence O’Brien
U.S. Securities and Exchange Commission
June 20, 2016

Financial Statements of Fortress Transportation and Infrastructure Investors LLC

Note 7- Investment in Unconsolidated Entity, page 109

4.	We note your disclosure that you have a 51% non-controlling interest in Intermodal Finance I, Ltd.

For the benefit of your readers, please expand your disclosure to provide the basis for applying the Equity Method to this investment. Include the significant terms of your arrangement with Deutsche Bank AG and, with reference to the applicable accounting guidance, the reasons why the entity did not qualify as a variable interest and why you do not believe you have a controlling financial interest in it.

Response

In response to the Staff’s comment, the Company will expand its disclosure to include the relevant terms of the Investor Agreement among Intermodal, Deutsche Bank AG and the Company and basis for applying the equity method to this investment as set forth below (see underlined text for proposed revisions to page110) in future filings.  For the Staff’s reference, prior SEC correspondence contained in the Company’s response letter dated November 25, 2013, specifically comment 76, provides additional information regarding Intermodal Finance I, Ltd:

Intermodal Finance I, Ltd.

The Company owns a 51% non-controlling interest in Intermodal Finance I Ltd., a joint venture. Intermodal Finance I, Ltd is governed by a board of directors and its shareholders have voting rights through their equity interests.  As such, Intermodal Finance I, Ltd is not within the scope of ASC 810-20 and should be evaluated for consolidation under the voting interest model.  Due to the existence of substantive participating rights of the 49% equity investor, including the joint approval of material operating and capital decisions such as material contracts and capital expenditures consistent with ASC 810-10-25-11, the Company does not have unilateral rights over this investment; therefore, the Company does not consolidate Intermodal Finance I Ltd. but accounts for this investment in accordance with the equity method.  The Company does not have a variable interest in this investment as none of the criteria of ASC 810-10-15-14 were met.

Pursuant to the Comment Letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Mr. Terence O’Brien
U.S. Securities and Exchange Commission
June 20, 2016

Please contact the undersigned at (212) 515-7864 should you require further information or have any questions.

Very truly yours,

/s/ Scott Christopher
Interim Chief Financial Officer and
Chief Accounting Officer

cc:	Tracie Mariner, Staff Accountant, U.S. Securities and Exchange Commission
Alfred Pavot, Staff Accountant, U.S. Securities and Exchange Commission